

02002838

02 JAN 31 AM 8:47

January 28, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated January 25, 2002, (Integrated Silicon Wafer Company to Commence Business)

Very truly yours,

Kenji Oiso
Manager
Investor Relations Section Finance Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dw 1/31

For immediate release

January 25, 2002

Sumitomo Metal Industries, Ltd.
Mitsubishi Materials Corporation

Integrated Silicon Wafer Company to Commence Business

Sumitomo Metal Industries, Ltd.(Mr. Hiroshi Shimozuma, President) and Mitsubishi Materials Corporation (Mr. Akira Nishikawa, President) are preparing to merge and integrate their silicon wafers business, including 300mm wafers and wafer-related quartz products operations, in Japan as well as overseas.

The new integrated company, Sumitomo Mitsubishi Silicon Corporation will commence operation on February 1st, 2002.

For details of Sumitomo Mitsubishi Silicon Corporation, see the attached.

Inquiries to:

Sumitomo Metal Industries, Ltd.
Public Relations Group Tel: 03-4416-6115

Mitsubishi Materials Corporation
Corporate Communications &IR Dept. Tel: 03-5252-5206

Sumitomo Mitsubishi Silicon Corporation

Headquarters

Seavance North Building

2-1, Shibaura 1-chome, Minato-Ku, Tokyo 105-0023, Japan

Business

Manufacturing and sales of silicon wafers

Established

July 30, 1999

Capitalization

45 billion yen

Ownership

Sumitomo Metal Industries, Ltd. 50%

Mitsubishi Materials Corporation 50%

Top executives

President: Reijiro Mori (concurrently advisor to the president, Sumitomo Metal Industries)

Vice President: Minoru Mizukoshi (concurrently chairman, Mitsubishi Material Silicon Corporation)

Employees

Consolidated: 6,700

Parent: 3,800

Plants

Chitose, Hokkaido

Yonezawa, Yamagata Prefecture

Noda, Chiba Prefecture

Amagasaki, Hyogo Prefecture

Ikuno, Hyogo Prefecture

Saga, Saga Prefecture

Imari, Saga Prefecture